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                          November 16, 2021

       Adam Sragovicz
       Chief Financial Officer
       Presidio Property Trust, Inc.
       4995 Murphy Canyon Road
       Suite 300
       San Diego, CA 92123

                                                        Re: Presidio Property
Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed November 9,
2021
                                                            File No. 333-260885

       Dear Mr. Sragovicz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Austin
Wood at 202-551-5586 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction